PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(To Prospectus Dated June 5, 2003)	Registration No. 333-104037

1,000,000 Shares

Standard Pacific Corp.

Common Stock

$50.40 per share

We are selling 1,000,000 shares of our common stock. We have granted the underwriter an option, exercisable for up to 30 days from the date of this prospectus supplement, to purchase up to 150,000 additional shares of our common stock to cover over-allotments.

Our common stock is listed on the New York Stock Exchange and Pacific Stock Exchange under the symbol “SPF.” On November 24, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $51.10.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$50.40	$50,400,000
Underwriting Discount	$0.10	$100,000
Proceeds to Standard Pacific, before expenses	$50.30	$50,300,000

The underwriter expects to deliver the shares to purchasers on or about December 1, 2003.

Deutsche Bank Securities

November 24, 2003

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Standard Pacific has not authorized anyone to provide you with different information. Standard Pacific is not making an offer of these securities in any state where the offer is not permitted. You should not assume the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

SUMMARY

The following summary contains information about Standard Pacific and the offering. It may not contain all of the information that may be important to you. For a more complete understanding of Standard Pacific and the offering, we urge you to read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section and the documents incorporated by reference, including our financial statements and the notes to those statements contained in such documents. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the over-allotment option granted to the underwriter to purchase additional shares of common stock. Unless otherwise indicated or the context otherwise requires, the term “we,” “us” and “our” refer to Standard Pacific Corp., a Delaware corporation, and its predecessors and subsidiaries.

The Company

We are a leading geographically diversified builder of high-quality single-family homes. We construct homes within a wide range of price and size targeting a broad range of homebuyers. We have operations in major metropolitan areas in California, Texas, Arizona, Colorado, Florida and the Carolinas and have built homes for more than 60,000 families during our 37-year history. In California, where we began operations, we currently sell homes throughout Southern California and in the San Francisco Bay Area and Sacramento. We have been building homes in Texas for over 20 years, with established operations in Dallas and Austin. We entered the Phoenix, Arizona and Denver, Colorado markets through acquisitions in 1998 and in 2000, respectively. In 2002, we furthered our geographic diversification by entering the Florida and Carolina markets through the acquisition of three established homebuilders: Westbrooke Homes in South Florida, Colony Homes in Orlando and Westfield Homes in Tampa, Southwest Florida and the Carolinas. We also recently entered the Jacksonville, Florida market through the acquisition of Coppenbarger Homes in October 2003. For the nine months ended September 30, 2003, the percentages of our home deliveries by state (including deliveries by unconsolidated joint ventures) were:

State	Percentage of Deliveries
California	38%
Florida	26
Arizona	20
Carolinas	7
Texas	6
Colorado	3

Total	100%

In addition to our core homebuilding operations, we also provide mortgage financing and title services to our homebuyers through our subsidiaries and joint ventures: Family Lending Services, SPH Mortgage, WRT Financial, Westfield Home Mortgage, Universal Land Title of South Florida and SPH Title.

Strategy

The main elements of our strategy include:

Targeting a Broad Range of Homebuyers

We focus on the construction of single-family homes for use as primary residences, offering a broad range of products and price points. During fiscal 2002 and the first nine months of fiscal 2003, the sales prices of our homes generally ranged from under $100,000 to over $1 million (including a small number of homes priced in excess of $2 million), a broad segment of the market for new home construction. We believe this diverse product platform enables us to take advantage of additional market opportunities and positions us strategically with product capabilities that appeal to a wide range of customers.

Focusing on Growth in our Existing Markets

We continue to focus on growing our existing markets through new community openings, expansion into adjacent markets and new product offerings. We are planning to open approximately 30 to 35 new communities during the fourth quarter of fiscal year 2003, which would result in a total of approximately 85 new community openings for all of 2003. For 2004, we are planning on opening approximately 100 to 110 new communities. We have also expanded in recent years into regions adjacent to our existing markets such as the Inland Empire in Southern California, Sacramento in Northern California and urban infill locations in the Los Angeles area. As part of our focus on expanding our product offerings, we entered the active adult market in 2001 through the development of a four-project age restricted community in South Orange County, California.

Expanding and Diversifying Geographically through Acquisitions

While we have pursued growth opportunities within our existing markets, particularly California, we have also diversified geographically during the past few years by expanding into some of the largest homebuilding markets in the United States. Since 1998, we have expanded through acquisition into Arizona, Colorado, Florida and the Carolinas. Each of these acquisitions included strategic lot inventories as well as experienced management teams. As a result of these acquisitions, our non-California divisions represented approximately 62 percent of our home deliveries by unit volume in the first nine months of 2003, compared to just over 20 percent in 1997. Going forward, we plan to continue to pursue acquisitions on an opportunistic basis as a means of expanding and diversifying geographically.

Maintaining Strong Land Positions, Including the Utilization of Joint Ventures and Strategic Alliances

We have been operating in California for over 37 years and in Texas for over 20 years, and have established a strong reputation in these markets with many leading landowners and developers. In each of our divisions established through acquisition, we have partnered with local management teams that have long-standing relationships with landowners, subcontractors and other business partners. We believe that these long-standing relationships provide us significant opportunities to secure quality land positions at competitive prices in these markets. We generally attempt to maintain an inventory of building sites sufficient for construction of homes over a period of approximately three to four years, and believe, based on our current operations and market conditions, that our approximately 37,500 owned or controlled building sites at September 30, 2003 will be sufficient for our operations over this period. We also make use of joint ventures and strategic alliances as a means of securing land positions, reducing risk on larger, longer-term projects and effectively leveraging our capital base. At September 30, 2003, approximately 6,100 of our 37,500 owned or controlled building sites were controlled through joint ventures.

Leveraging our Experienced Management Team and Decentralized Operating Structure

Our senior corporate and division operating managers average over 20 years of experience in the homebuilding business. Each division is run by a local manager with an in-depth familiarity with the geographic areas within which the division operates. We leverage this significant experience and in-depth knowledge by providing local managers significant autonomy to operate their divisions. Land acquisition and other opportunities are typically identified and evaluated by the division management team with the final decision regarding land purchase and project development being made by the local division manager in conjunction with our corporate officers, including Regional Presidents. Thereafter, each division manager conducts the operations of the division, including project planning, subcontracting and sales and marketing, with minimal input from our corporate office. The autonomy provided by this decentralized operating structure not only allows us to more quickly identify and capitalize on new local market opportunities as they arise, but also has proven to be an important element in attracting potential acquisition candidates and in recruiting and retaining experienced local managers.

Operating Conservatively and Emphasizing Control of Overhead and Operating Expenses

Mindful of the cyclical nature of the homebuilding business, we operate conservatively and continuously seek to minimize overhead and operating expenses through the following strategies:

•	We generally purchase land only when substantially all material entitlements have been obtained and we anticipate commencing development or construction within a relatively short time period.

•	We customarily acquire unimproved or improved land zoned for residential use suitable generally for the construction of 50 to 300 homes and build, depending on the geographic market, on a lot-by-lot basis or in increments of 10 to 30 homes.

•	When building on a lot-by-lot basis, we generally do not commence construction on a lot until we have presold the home. When building on an incremental basis, the number of homes built in the first increment of a project is based upon internal market studies. The timing and size of subsequent increments depends to a large extent upon sales rates experienced in the earlier increments. The goal of each of these strategies is to minimize the number of completed and unsold homes held in inventory. At September 30, 2003, we held 80 completed and unsold homes in inventory.

•	We seek to maintain a strong balance sheet and multiple sources of liquidity.

•	We strive to control overhead costs by centralizing key administrative functions such as finance and treasury, information technology, risk management and legal, and human resources.

•	We seek to minimize our fixed costs by primarily contracting with third parties, such as subcontractors, architects and engineers, to design and build our homes on a project-by-project or phase-by-phase basis.

Corporate Information

Our principal executive offices are located at 15326 Alton Parkway, Irvine, California 92618, and our telephone number is (949) 789-1600.

The Offering

Common stock offered	1,000,000 shares

Shares outstanding after the offering(1)	33,837,303 shares

Use of proceeds	We estimate that our net proceeds from this offering without exercise of the over-allotment option will be approximately $50.0 million. We intend to use the net proceeds for general corporate purposes, including homebuilding operations, acquisitions and working capital. For more details, see the section “Use of Proceeds.”

Risk factors	See the “Risk Factors” section and other information included in this prospectus supplement and the prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

New York Stock Exchange symbol	SPF

(1)	The number of shares outstanding after the offering is based on the number of shares of common stock outstanding as of November 21, 2003 and excludes approximately 2.9 million shares of common stock reserved at November 21, 2003 for issuance upon exercise of outstanding options under our stock incentive plans.

Summary Consolidated Financial Information and Operating Data

The following summary consolidated financial information as of and for the three years in the period ended December 31, 2002 is derived from our audited consolidated financial statements. The summary consolidated financial information as of and for the nine months ended September 30, 2003 and 2002 is derived from our unaudited condensed consolidated financial statements.

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
	($ in thousands, except for per share amounts)
Income Statement Data	(unaudited)
Homebuilding:
Revenues	$1,538,866	$1,192,899	$1,870,757	$1,375,610	$1,317,995
Cost of sales	(1,219,360)	(986,198)	(1,531,879)	(1,091,484)	(1,057,827)

Gross margin	319,506	206,701	338,878	284,126	260,168

Selling, general and administrative expenses	(156,768)	(111,271)	(175,218)	(124,468)	(105,141)
Income from unconsolidated joint ventures	39,906	13,341	27,616	26,675	16,478
Interest expense	(5,149)	(4,045)	(5,489)	(4,158)	(3,599)
Amortization of goodwill	—	—	—	(2,342)	(2,100)
Other income	1,034	357	1,746	152	167

Homebuilding pretax income	198,529	105,083	187,533	179,985	165,973

Financial Services:
Revenues	13,882	8,580	14,398	8,851	3,410
Expenses	(10,478)	(6,187)	(9,922)	(6,443)	(4,265)
Income from unconsolidated joint ventures	2,253	1,482	2,323	1,713	718
Other income	210	189	349	370	311

Financial services pretax income	5,867	4,064	7,148	4,491	174

Income before taxes	204,396	109,147	194,681	184,476	166,147
Provision for income taxes	(79,747)	(42,753)	(75,992)	(73,411)	(66,005)

Net income	$124,649	$66,394	$118,689	$111,065	$100,142

Earnings Per Share:
Basic	$3.85	$2.14	$3.78	$3.71	$3.43
Diluted	$3.74	$2.07	$3.67	$3.63	$3.39
Weighted Average Common Shares Outstanding:
Basic	32,361,335	31,037,223	31,399,120	29,931,797	29,236,125
Diluted	33,337,208	32,013,143	32,321,260	30,628,445	29,562,230

Selected Operating Data (unaudited)
New homes delivered:
Southern California	1,356	1,115	1,727	1,325	1,367
Northern California	352	403	557	600	865

Total California	1,708	1,518	2,284	1,925	2,232

Texas	345	365	520	645	546
Arizona	1,095	1,038	1,432	1,067	797
Colorado	170	211	277	380	141
Florida	1,430	517	1,188	—	—
Carolinas	380	99	241	—	—

Consolidated total	5,128	3,748	5,942	4,017	3,716
Unconsolidated joint ventures (California)(1)	408	139	323	294	155

Total(1)	5,536	3,887	6,265	4,311	3,871

Average selling price of homes delivered:
California (excluding joint ventures)	$505,000	$474,000	$488,000	$458,000	$443,000
Texas	$270,000	$283,000	$287,000	$292,000	$287,000
Arizona	$179,000	$173,000	$173,000	$173,000	$164,000
Colorado	$309,000	$325,000	$318,000	$316,000	$272,000
Florida	$182,000	$205,000	$197,000	$—	$—
Carolinas	$136,000	$140,000	$142,000	$—	$—
Consolidated (excluding joint ventures)	$296,000	$318,000	$314,000	$342,000	$354,000
Unconsolidated joint ventures (California)(1)	$544,000	$513,000	$532,000	$537,000	$554,000
Total (including joint ventures)(1)	$314,000	$325,000	$326,000	$355,000	$362,000

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
Selected Operating Data—continued (unaudited)

Net new orders(2):
Southern California	1,466	1,605	2,019	1,469	1,439
Northern California	626	558	639	392	967

Total California	2,092	2,163	2,658	1,861	2,406

Texas	366	404	519	551	661
Arizona	1,474	1,187	1,473	1,176	887
Colorado	258	225	287	310	140
Florida	1,937	711	1,115	—	—
Carolinas	429	71	177	—	—

Consolidated total	6,556	4,761	6,229	3,898	4,094
Unconsolidated joint ventures (California)(1)	468	441	583	268	156

Total(1)	7,024	5,202	6,812	4,166	4,250

Backlog at period end (in homes)(2):
Consolidated total	4,357	3,649	2,929	1,376	1,495
Unconsolidated joint ventures (California)(1)	327	315	267	21	47

Total(1)	4,684	3,964	3,196	1,397	1,542

Backlog at period end (estimated dollar value in thousands)(2):
Consolidated total	$1,389,030	$1,076,819	$872,694	$433,413	$518,751
Unconsolidated joint ventures (California)(1)	167,429	171,170	139,491	11,994	23,942

Total(1)	$1,556,459	$1,247,989	$1,012,185	$445,407	$542,693

		Four Fiscal Quarters Ended
		September 30, 2003	December 31,
			2002	2001	2000
		($ in thousands)
		(unaudited)
Other Data
Gross margin percentage		20.5%	18.1%	20.7%	19.7%
Net cash provided by (used in) operating activities		$(11,975)	$72,682	$(137,036)	$10,375
Net cash provided by (used in) investing activities		$(47,856)	$(222,512)	$(5,354)	$(94,910)
Net cash provided by (used in) financing activities		$326,413	$168,279	$113,149	$119,800
Adjusted Homebuilding EBITDA(3)		$333,358	$243,428	$235,357	$198,510
Homebuilding interest incurred(4)		$69,385	$56,667	$49,478	$39,627

		At September 30, 2003	At December 31,
			2002	2001	2000
		($ in thousands, except per share amounts)
		(unaudited)
Selected Balance Sheet Data and Other Financial Data
Inventories		$1,709,911	$1,375,763	$1,119,055	$843,103
Total assets		$2,338,172	$1,792,126	$1,366,301	$1,118,786
Total debt		$1,143,710	$750,981	$629,486	$469,681
Adjusted Homebuilding Debt(5)		$1,089,950	$638,993	$545,274	$424,351
Stockholders’ equity		$898,540	$773,758	$573,092	$486,230
Cash dividends declared per share(6)		$0.24	$0.32	$0.32	$0.32

(1)	Numbers include total deliveries, orders and backlog of our unconsolidated homebuilding joint ventures. Our ownership interests in these joint ventures vary but are generally less than or equal to 50%. As of September 30, 2003, all of our joint ventures were unconsolidated.

(2)	Orders are typically subject to cancellation and may not result in sales.

(3)	Adjusted Homebuilding EBITDA means net income (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest expense, (c) expensing of previously capitalized interest included in cost of sales, (d) noncash impairment charges of approximately (i) $9.0 million in 2002 related to the write-down of $6.0 million for certain projects in our Colorado division and a $3.0 million charge related to our decision to close our Houston division and (ii) $5.4 million in 2001 related to the write-down of one project in the San Francisco Bay Area to its estimated fair value, (e) homebuilding depreciation and amortization, (f) income from unconsolidated joint ventures and (g) income (loss) from our financial services subsidiary.

Other companies may calculate Adjusted Homebuilding EBITDA (or similarly titled measures) differently. We believe Adjusted Homebuilding EBITDA information is useful to investors as a measure of our ability to service debt and obtain financing. However, it should be noted that Adjusted Homebuilding EBITDA is a non-GAAP financial measure. Due to the significance of the GAAP components excluded, Adjusted Homebuilding EBITDA should not be considered in isolation or as an alternative to net income, cash flow from operations or any other operating or liquidity performance measure prescribed by accounting principles generally accepted in the United States.

The tables set forth below reconcile net income and net cash provided by (used in) operating activities, calculated and presented in accordance with accounting principles generally accepted in the United States, to Adjusted Homebuilding EBITDA:

	Four Fiscal Quarters Ended
	September 30, 2003	December 31,
		2002	2001	2000
	($ in thousands)
	(unaudited)
Net income	$176,944	$118,689	$111,065	$100,142
Add:
Cash distributions of income from unconsolidated joint ventures	37,062	18,034	27,876	7,754
Income taxes	112,986	75,992	73,411	66,005
Homebuilding interest expense	6,593	5,489	4,158	3,599
Expensing of previously capitalized interest included in cost of sales	59,383	48,208	39,990	33,854
Noncash impairment charges	—	8,952	5,399	—
Homebuilding depreciation and amortization	3,152	2,479	4,254	3,497
Less:
Income from unconsolidated joint ventures	57,275	29,939	28,388	17,196
Income (loss) from financial services subsidiary	5,487	4,476	2,408	(855)

Adjusted Homebuilding EBITDA	$333,358	$243,428	$235,357	$198,510

Net cash provided by (used in) operating activities	$(11,975)	$72,682	$(137,036)	$10,375
Add:
Income taxes	112,986	75,992	73,411	66,005
Homebuilding interest expense	6,593	5,489	4,158	3,599
Expensing of previously capitalized interest included in cost of sales	59,383	48,208	39,990	33,854
Noncash impairment charges	—	8,952	5,399	—
Less:
Income (loss) from financial services subsidiary	5,487	4,476	2,408	(855)
Depreciation and amortization from financial services subsidiary	302	199	155	132
Net changes in operating assets and liabilities:
Mortgages, other notes and receivables	6,268	28,437	19,339	60,509
Inventories	225,157	57,335	233,215	66,655
Deferred income taxes	(2,395)	(4,417)	5,739	3,188
Other assets	(650)	17,691	(4,128)	(3,196)
Accounts payable	2,000	3,000	12,959	(23,912)
Accrued liabilities	(89,698)	(65,266)	(15,126)	(19,290)
Liabilities from inventories not owned	31,478	—	—	—

Adjusted Homebuilding EBITDA	$333,358	$243,428	$235,357	$198,510

(4)	Homebuilding interest incurred represents interest expensed and interest capitalized into real estate inventories for the applicable periods and excludes interest attributable to financial services.

(5)	Adjusted Homebuilding Debt excludes from total debt approximately (a) $52.1 million of indebtedness of our financial services subsidiary and $1.7 million of indebtedness included in liabilities from inventories not owned in our unaudited condensed consolidated financial statements as of September 30, 2003 and (b) $112.0 million, $84.2 million, and $45.3 million of indebtedness of our financial services subsidiary in our audited condensed consolidated financial statements as of December 31, 2002, 2001 and 2000, respectively. We believe Adjusted Homebuilding Debt information is useful to investors as a measure of our ability to obtain financing. However, it should be noted that Adjusted Homebuilding Debt is a non-GAAP financial measure. Due to the significance of the GAAP components excluded, Adjusted Homebuilding Debt should not be considered in isolation or as an alternative to measures prescribed by accounting principles generally accepted in the United States. Other companies may calculate Adjusted Homebuilding Debt (or similarly titled measures) differently.

(6)	Dividends declared during the nine months ended September 30, 2003, and the years ended December 31, 2002, 2001 and 2000, respectively.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before purchasing our common stock, you should carefully consider the risk factors set forth below, as well as the other information included in this prospectus supplement, the accompanying prospectus and the information incorporated by reference. In addition, other risks, such as those not currently known to us and those that we currently believe are immaterial, may adversely affect us.

Risks Relating To Us And Our Business

We have a significant amount of debt, and we can incur significant additional debt.

We currently have a significant amount of debt. As of September 30, 2003, our total consolidated indebtedness was approximately $1,143.7 million (excluding trade payables). As of that date, our Adjusted Homebuilding Debt (which is included in total consolidated indebtedness) was approximately $1,090.0 million (which excludes trade payables, $52.1 million of indebtedness relating to our mortgage financing operations and $1.7 million of indebtedness included in liabilities from inventories not owned). In addition, subject to the restrictions in our revolving credit facility and our note indentures, we may incur significant additional indebtedness. The amount of additional debt we can incur under these restrictions varies over time based on changes in a number of factors, including changes in interest rates and the value and composition of our real estate inventory. In addition, the amount of additional debt we can incur as of a particular date is dependent, in part, on the use of the proceeds of the additional borrowing. Thus any calculation of the amount of additional debt we can incur under these restrictions requires various assumptions and is subject to change. As of September 30, 2003, making assumptions that would result in the largest figure, the amount of additional senior debt we could have incurred under these restrictions was in excess of $695 million. This calculation is based on a number of assumptions and only reflects the amount of senior debt that we could incur without violating the restrictions in our credit facility and indentures (and is not intended as an indication of the amount of additional borrowing that we could in fact obtain from third parties). There is no guarantee that this amount of additional borrowing, or any amounts, would be available to us. In addition, as these and other factors change, the amount of additional senior borrowing we could incur under these restrictions could increase or decrease significantly.

Our indebtedness could have important consequences such as:

•	requiring us to dedicate a substantial portion of our cash flows from operations to payments on our debt;

•	limiting our ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service and other general corporate requirements;

•	making us more vulnerable to general adverse economic and industry conditions;

•	limiting our flexibility to engage in certain transactions or to plan for, or react to, changes in our business and the homebuilding industry; and

•	putting us at a disadvantage compared to competitors who have less debt.

Our unconsolidated joint ventures also have significant amounts of debt, and will likely incur additional debt. Under credit enhancements which we typically provide with respect to joint venture borrowings, we could be required to make additional investments in these joint ventures, either in the form of capital contributions or loan repayments, to reduce these outstanding borrowings. If we were required to make such additional investments in amounts that exceed those permitted under our revolving credit facility or indentures, this could cause a default under the facility or indentures.

Our revolving credit facility and our note indentures impose restrictions on our operations and activities and require us to comply with certain financial covenants. If we fail to comply with these restrictions or covenants, our debt could become due and payable prior to maturity.

An adverse change in economic conditions or interest rates could affect the demand for homes and reduce our earnings.

The homebuilding industry is cyclical. Changes in world, national and local economic conditions affect our business and markets. These could include, for example, the impact on economic conditions of terrorist attacks or outbreak or escalation of armed conflict involving the United States. In addition, declines in consumer confidence or employment levels in our markets or in stock market valuations may adversely affect the demand for homes or increase cancellation rates, thus reducing our sales and earnings.

Our customers typically finance their home purchase through lenders providing mortgage financing. Increases in interest rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs, or the decreased availability of financing, to potential homebuyers. Even if some potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing. This could adversely affect the demand for homes or increase cancellation rates, thus reducing our sales and earnings.

We may need additional funds, and if we are unable to obtain these funds, we may not be able to expand or operate our business as planned or repay or refinance our indebtedness.

Our operations require significant amounts of cash, and we may be required to seek additional capital, whether from sales of equity or by borrowing more money, for the future growth and development of our business, to fund our operations and inventory or to repay our indebtedness, particularly in the event of a market downturn. Although we currently have significant availability under our revolving credit facility, this facility contains a borrowing base provision and financial covenants which limit the amount we can borrow thereunder or from other sources. Moreover, the indentures for our outstanding notes contain provisions that restrict the debt we may incur in the future. Our revolving credit facility and the indentures for our notes also limit our investments in unconsolidated joint ventures which limits our use of joint ventures as financing vehicles. In addition, a number of factors could affect our ability to access debt or equity financing, including:

•	our financial condition, strength and credit rating;

•	the financial market’s confidence in our management team and financial reporting;

•	general economic conditions and the conditions in the housing sector; and

•	capital market conditions.

Even if available, additional financing could be costly or have adverse consequences. If additional funds are raised through the issuance of stock, dilution to stockholders will result. If additional funds are raised through the incurrence of debt, we will incur increased debt servicing costs and may become subject to additional restrictive financial and other covenants. We can give no assurance as to the terms or availability of additional capital. If we are not successful in obtaining sufficient capital, it could reduce our sales and earnings and adversely impact our financial position and ability to pay our indebtedness.

We depend on the California market. Any adverse change in the economic climate of California could harm our sales and earnings.

Although we have increased our geographic diversification in recent years, we still conduct a significant portion of our business in California and generate a disproportionate amount of our revenues and profits in the state. Demand for new homes, and in some instances home prices, have declined from time to time in California. For instance, during 2001 and part of 2002, we experienced a slowdown in our Northern California operations. If we experience another slowdown in Northern California or in one or more of our other California markets, our earnings and financial position may be negatively impacted.

States, cities and counties in which we operate may adopt slow growth initiatives reducing our ability to build in these areas, which could harm our future sales and earnings.

Several states, cities and counties in which we operate have in the past approved, or approved for inclusion on their ballot, various “slow growth” or “no growth” initiatives and other ballot measures which could negatively impact the availability of land and building opportunities within those localities. Approval of slow or no growth measures would reduce our ability to open new home communities and build and sell homes in the affected markets and create additional costs and administration requirements, which in turn could harm our future sales and earnings.

The market value and availability of land may fluctuate significantly, which could limit our ability to develop new communities and decrease the value of our land holdings.

Our success depends in part upon the continued availability of suitable undeveloped land at acceptable prices. The availability of undeveloped land for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding of land prices and restrictive governmental regulation. Should suitable land opportunities become less available, it could limit our ability to develop new communities, increase land costs and negatively impact our sales and earnings.

In addition, the risk of owning developed and undeveloped land can be substantial for homebuilders. The market value of undeveloped land, buildable lots and housing inventories can fluctuate significantly as a result of changing economic and market conditions. In the event of significant changes in economic or market conditions, we may have to write-down land holdings, write-down or write-off goodwill recorded in connection with acquisitions, write-down our investments in unconsolidated joint ventures, sell homes at a loss and/or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market.

The homebuilding industry is highly competitive and, with more limited resources than some of our current and potential competitors, we may not be able to compete effectively.

The homebuilding industry is highly competitive. We compete with numerous other residential construction firms, including large national and regional firms, for customers, undeveloped land, financing, raw materials and skilled labor. We compete for customers primarily on the basis of the location, design, quality and price of our homes and the availability of mortgage financing. Some of our competitors have substantially larger operations and greater financial resources than we do, and as a result may have lower costs of capital, labor and materials than us, and may be able to compete more effectively for land acquisition opportunities. As a result of an ongoing consolidation trend in the industry, some of these competitors may continue to grow significantly in size. We also compete with the resale of existing homes and rental homes. An oversupply of attractively priced resale or rental homes in the markets in which we operate could adversely affect our ability to sell homes profitably. Our mortgage lending operations are subject to intense competition from other mortgage lenders, many of which are substantially larger and may have a lower cost of funds or effective overhead burden than our lending operations.

Material and labor shortages could delay or increase the cost of home construction and reduce our sales and earnings.

The residential construction industry experiences serious material and labor shortages from time to time, including shortages in insulation, drywall, cement and lumber. These labor and material shortages can be more severe during periods of strong demand for housing. Some of these materials, including lumber, cement and drywall in particular, have experienced volatile price swings. Such shortages and price increases could cause delays in and increase our costs of home construction which in turn would harm our operating results.

We are subject to extensive government regulation which can increase costs and reduce profitability.

Our homebuilding operations are subject to environmental, building, worker health and safety, zoning and real estate regulations by various federal, state and local authorities. These regulations, which affect all aspects of the homebuilding process, including development, design, construction and sales, can substantially delay or increase the costs of homebuilding activities. In addition, regulations, such as those governing environmental and health matters, may prohibit or severely restrict homebuilding activity in environmentally sensitive regions.

New housing developments, particularly in California where a significant portion of our business is conducted, may be subject to various assessments for schools, parks, streets, highways and other public improvements. The costs of these assessments can be substantial and can cause increases in the effective prices of our homes, which in turn could reduce our sales.

During the development process, we must obtain the approval of numerous governmental authorities which regulate matters such as:

•	permitted land uses, levels of density and architectural designs;

•	the installation of utility services, such as water and waste disposal;

•	the dedication of acreage for open space, parks, schools and other community services; and

•	the preservation of habitat for endangered species and wetlands.

The approval process can be lengthy and cause significant delays in the development process. In addition, changes in local circumstances or laws may require additional approvals or modifications to approvals previously obtained, which can result in further delays and additional expenses. Delays in the development process can cause substantial increases to development costs, which in turn could harm our operating results. There can be no assurance that we will be successful in securing approvals for all of the land we currently control or that there will not be any significant modifications to approvals previously obtained.

Our mortgage financing operations are subject to numerous federal, state and local laws and regulations, including eligibility requirements for participation in federal loan programs. Our title insurance agency operations are subject to applicable insurance laws and regulations. Failure to comply with these requirements can lead to administrative enforcement actions, the loss of required licenses and claims for monetary damages.

Adverse weather conditions and natural disasters may disrupt and delay construction, which could harm our sales and earnings.

We are subject to the risks associated with adverse weather conditions and natural disasters which occur in our markets, including:

•	unusually heavy or prolonged precipitation;

•	hurricanes;

•	earthquakes;

•	fires;

•	floods; and

•	landslides.

These conditions can negatively affect our operations by requiring us to delay or halt construction or to perform potentially costly repairs to our projects under construction and unsold homes. In addition, California, Colorado and Arizona have periodically experienced drought conditions which result in water conservation measures and sometimes rationing by municipalities in which we do business. Restrictions by governmental agencies on construction activity as a result of limited water supplies could harm our operating results.

We are subject to product liability and warranty claims arising in the ordinary course of business, which can be costly.

As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of business. These claims are common in the homebuilding industry and can be costly. While we maintain product liability insurance and generally seek to require our subcontractors and design professionals to indemnify us for liabilities arising from their work, there can be no assurance that these insurance rights and indemnities will be adequate to cover all construction defect and warranty claims for which we may be liable. For example, contractual indemnities can be difficult to enforce, we may be responsible for applicable self-insured retentions and certain claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and availability of product liability insurance for construction defects is currently limited and costly. There can be no assurance that coverage will not be further restricted and become more costly.

We may not be able to successfully identify, complete and integrate recent and future acquisitions, which could harm our profitability.

Our growth strategy includes expanding and diversifying geographically through strategic acquisitions. Successful acquisitions require us to correctly identify appropriate acquisition candidates and to integrate acquired operations and management with our own. Should we make an error in judgment when identifying an acquisition candidate, or should we fail to successfully integrate acquired operations and management, we will likely fail to realize the benefits we intended to derive from the acquisition and may suffer other adverse consequences. Acquisitions involve a number of other risks, including:

•	the incurrence of substantial transaction costs;

•	diversion of management’s attention from operating our existing business;

•	the assumption of liabilities of an acquired business (including unforeseen liabilities);

•	charges to earnings in the event of any write-down or write-off of goodwill recorded in connection with acquisitions;

•	dilution of existing stockholders if we issue equity securities in acquisitions; and

•	depletion of our cash resources and incurrence of additional indebtedness to fund acquisitions.

We can give no assurance that we will be able to successfully identify, complete and integrate strategic acquisitions.

We are dependent on our senior management and the loss of any of these individuals or an inability to hire additional personnel could adversely effect us.

Our success is dependent upon the management and the leadership skills of members of our senior management. The loss of any of these individuals or an inability to attract and retain additional qualified personnel could adversely affect us. There can be no assurance that we will be able to retain our existing senior management personnel or attract additional qualified personnel.

Risks Relating To Our Common Stock

Provisions of our charter and bylaws, the Delaware General Corporation Law and our rights plan could prevent a third party from acquiring us or limit the price that investors might be willing to pay for our common stock.

Provisions of the Delaware General Corporation Law, and our certificate of incorporation, bylaws and rights plan could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could delay or prevent a change in control of and could limit the price that investors might be willing to pay in the future for shares of our common stock.

For example, our certificate of incorporation and our bylaws provide for a board of directors comprised of three classes of directors with staggered terms of office, provide that directors can be removed only for cause and with stockholder approval, and impose various procedural and other requirements that could make it more difficult for stockholders to effect corporate actions.

In addition, our certificate of incorporation also authorizes our board of directors to issue new series of common stock and preferred stock without stockholder approval. Depending on the rights and terms of any new series created, and the reaction of the market to the series, the rights or the value of our common stock could be negatively affected. For example, subject to applicable law, the board of directors could create a series of common stock or preferred stock with preferential rights to dividends or assets upon liquidation, or with superior voting rights to our existing common stock. The ability of our board of directors to issue these new series of common stock and preferred stock could also prevent or delay a third party from acquiring us, even if doing so would be beneficial to our stockholders.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits Delaware corporations from engaging in business combinations specified in the statute with an interested stockholder, as defined in the statute, for a period of three years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the Delaware General Corporation Law could also have the effect of delaying or preventing a change of control of us.

We also have a stockholders’ rights plan that would make it difficult to acquire us without the approval of our board of directors. Our stockholders’ rights plan has been filed with and is publicly available at or from the SEC; see the section “Where You Can Find More Information.”

The change of control features of our notes could also make it more difficult for a third party to acquire us, even if such an acquisition would be beneficial to you.

The market price of our common stock may fluctuate widely and trade at prices below the offering price.

The trading price of our common stock has fluctuated significantly and may be influenced in the future in response to a number of factors, including:

•	our perceived prospects and the prospects of the homebuilding industry in general;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	fluctuations in our results of operations;

•	sales or other issuances of substantial amounts of our common stock in the market, or the perception that such sales or other issuances may occur;

•	changes in analysts’ recommendations or projections;

•	changes in general valuations for homebuilding companies;

•	changes in general economic or market conditions; and

•	broad market fluctuations.

These or other factors could have a material adverse effect on your investment in our common stock and our common stock may trade at prices significantly below the offering price. As a result, you could lose some or all of your investment.

Your ability to recover from our former auditors, Arthur Andersen LLP, for any financial misstatements may be limited.

In June 2002, we replaced Arthur Andersen LLP as our independent auditors. Our consolidated balance sheet as of December 31, 2001, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2001 incorporated by reference in this prospectus supplement were audited by Andersen, as stated in their report dated January 21, 2002. You may not have an effective remedy against Andersen in connection with a material misstatement or omission in those financial statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock will be approximately $50.0 million (net of estimated underwriting discounts and commissions and expenses). If the underwriter exercises its over-allotment option in full, we estimate that the net proceeds will be approximately $57.5 million. We intend to use the net proceeds for general corporate purposes, including homebuilding operations, acquisitions and working capital.

CAPITALIZATION

The following table sets forth our cash and equivalents and capitalization as of September 30, 2003:

•	on an actual basis; and

•	on an adjusted basis to reflect the issuance of the 1,000,000 shares of our common stock offered by us at a public offering price per share of $50.40, after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

The consolidated financial statements from which this information has been derived have not been audited.

	As of September 30, 2003
	Actual	As Adjusted
	($ in thousands)
	(unaudited)
Cash and equivalents(1)	$276,391	$326,391

Debt:
Revolving credit facility(2)	$—	$—
Trust deed and other notes payable	18,421	18,421
8 1/2% Senior Notes due 2007, net(1)	99,674	99,674
6 1/2% Senior Notes due 2008	150,000	150,000
8% Senior Notes due 2008, net	99,640	99,640
8 1/2% Senior Notes due 2009, net	149,329	149,329
9 1/2% Senior Notes due 2010	125,000	125,000
6 7/8% Senior Notes due 2011	175,000	175,000
9 1/4% Senior Subordinated Notes due 2012, net	148,915	148,915
7 3/4% Senior Notes due 2013, net	123,971	123,971
Indebtedness included in liabilities from inventories not owned(3)	1,650	1,650
Mortgage banking credit facilities	52,110	52,110

Total debt	1,143,710	1,143,710

Stockholders’ equity:
Preferred Stock, $0.01 par value; 10,000,000 shares authorized; none issued	—	—
Common Stock, $0.01 par value; 100,000,000 shares authorized; 32,605,983 shares issued and outstanding, actual; 33,605,983 shares issued and outstanding, as adjusted(4)	326	336
Additional paid-in capital(4)	377,619	427,609
Retained earnings	520,595	520,595

Total stockholders’ equity	898,540	948,540

Total capitalization	$2,042,250	$2,092,250

(1)	On October 27, 2003, we used approximately $102.8 million of cash to redeem and retire all of our 8 1/2% Senior Notes Due 2007.
(2)	At November 24, 2003, there were no amounts outstanding under our revolving credit facility.
(3)	At September 30, 2003, we consolidated eight variable interest entities (“VIEs”) as a result of our option to purchase land or lots from the selling entities because we were considered the primary beneficiary of these VIEs in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” an interpretation of ARB No. 51, as amended by FASB Staff Position No. 46-6 in October 2003 (“FIN 46”). As a result, included in our condensed consolidated balance sheet at September 30, 2003, is approximately $1.7 million of indebtedness included in liabilities from inventories not owned. Creditors, if any, of these VIEs have no recourse against us. For further information, please see our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
(4)	Excludes approximately 3.2 million shares of common stock reserved at September 30, 2003 for issuance upon exercise of outstanding options under our stock incentive plans.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Our shares of common stock are listed on the New York Stock Exchange and Pacific Stock Exchange under the symbol “SPF.” The following table sets forth, for the fiscal quarters indicated, the reported high and low intra-day sales prices per share of our common stock as reported on the New York Stock Exchange Composite Tape and the common dividends paid per share.

	High	Low	Dividends
Year ended December 31, 2001:
First Quarter	$33.00	$19.50	$0.08
Second Quarter	$24.10	$15.71	$0.08
Third Quarter	$26.75	$16.60	$0.08
Fourth Quarter	$25.25	$17.34	$0.08
Year ended December 31, 2002:
First Quarter	$32.45	$22.90	$0.08
Second Quarter	$35.40	$27.10	$0.08
Third Quarter	$35.73	$22.46	$0.08
Fourth Quarter	$26.25	$19.85	$0.08
Year ended December 31, 2003:
First Quarter	$27.35	$23.66	$0.08
Second Quarter	$38.01	$25.26	$0.08
Third Quarter	$38.79	$31.92	$0.08
Fourth Quarter (through November 24, 2003)(1)	$51.50	$37.75	—

(1)	On October 27, 2003, we announced a dividend of $0.08 per share of common stock payable on November 26, 2003 to stockholders of record on November 12, 2003. This dividend will not be paid on the shares of common stock offered hereby.

On November 24, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $51.10 per share.

In recent years, we have paid a quarterly cash dividend on our common stock. Our management expects that this dividend policy will continue, but it is subject to regular review by our board of directors, and will depend on, among other things:

•	our future earnings;

•	our financial condition and liquidity;

•	our capital requirements; and

•	applicable legal and contractual restrictions.

As of November 21, 2003, the number of record holders of our common stock was 943.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated as of November 24, 2003, Deutsche Bank Securities Inc. has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth on the cover of this prospectus supplement.

The underwriting agreement provides that the obligation of the underwriter to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the shares (other than those covered by the over-allotment option described below) if it purchases any of the shares.

The underwriter proposes to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement. If all of the shares are not sold at the initial offering price, the underwriter may change the public offering price and other selling terms.

We estimate that our portion of the total expenses of this offering will be $300,000, exclusive of underwriting discounts and commissions.

We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 150,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriter may exercise the option solely for the purpose of covering over-allotments if any, in connection with this offering.

We and our executive officers and directors have agreed or prior to the consummation of this offering will agree that, for a period of 60 days from the date of this prospectus, we and they will not, without the prior written consent of Deutsche Bank Securities Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, except that we may issue and sell shares of our common stock pursuant to employee benefit plans and up to 10% of our outstanding shares in one or more transactions in connection with the acquisition of third party capital stock or assets, if the recipient agrees to similar transfer restrictions. Deutsche Bank Securities Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our common stock is listed on the New York Stock Exchange and Pacific Stock Exchange under the symbol “SPF.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares of common stock.

	No Exercise	Full Exercise
Per share	$0.10	$0.10
Total	$100,000	$115,000

In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, covering transactions and stabilizing transactions. Short sales involve sales of common stock in excess of the number of shares to be purchased by the underwriter in the offering, which creates a short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriter’s over-allotment option. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriter may also make “naked” short sales of shares in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

The underwriter and certain of its affiliates have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriter and such affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriter may be required to make because of any of those liabilities.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the prospectus and the documents incorporated by reference in them may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts may include forward-looking statements, and the words “anticipate,” “attempt,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “seek,” “will” and similar terms and phrases may identify forward-looking statements.

Forward-looking statements are based on our current expectations or beliefs regarding future events or circumstances, and you should not place undue reliance on these statements. Such statements involve known and unknown risks, uncertainties, assumptions and other factors—many of which are out of our control and difficult to forecast—that may cause actual results to differ materially from those that may be described or implied in the forward-looking statements.

The factors described in this prospectus supplement under the heading “Risk Factors” are among those that may cause actual results to differ materially from the forward-looking statements. Other factors are discussed in our SEC filings, including under the heading “Forward-Looking Statements.” All of our forward-looking statements should be considered in light of these factors.

We assume no, and hereby disclaim any, obligation to update any forward-looking statements. We nonetheless reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this prospectus supplement. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

Room 1200

450 Fifth Street, N.W.

Washington, D.C. 20549

You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Standard Pacific Corp., who file electronically with the SEC. The address of that web site is www.sec.gov.

In addition, our common stock is listed on the New York Stock Exchange and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus supplement. Standard Pacific has filed the following documents with the SEC and these documents are incorporated herein by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	our Current Reports on Form 8-K filed March 7, 2003, May 13, 2003, September 16, 2003, September 25, 2003, September 26, 2003 and November 12, 2003;

•	the description of our common stock contained in our registration statement on Form 8-B (File No. 1-10959), filed December 17, 1991, and any amendments or reports filed for the purpose of updating that description; and

•	the description of our preferred stock purchase rights contained in our registration statement on Form 8-A (File No. 1-10959), filed December 28, 2001, and any amendments or reports filed for the purpose of updating that description.

We also incorporate by reference all documents that we file with the SEC after the date of this prospectus supplement pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering made by this prospectus supplement. Nothing in this prospectus supplement or the prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference in them shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide to each person to whom a copy of this prospectus supplement is delivered copies of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Clay A. Halvorsen, Secretary

Standard Pacific Corp.

15326 Alton Parkway

Irvine, California 92618

Telephone: (949) 789-1600

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP of Los Angeles, California will issue an opinion about the validity of the issuance of the shares of common stock offered hereby. Robert K. Montgomery, who is a partner of Gibson, Dunn & Crutcher LLP, and members of his family, as of the date of this prospectus supplement, hold approximately 15,000 shares of Standard Pacific common stock. Certain legal matters will be passed upon for the underwriter by O’Melveny & Myers LLP, Los Angeles, California.

PROSPECTUS

$514,000,000

STANDARD PACIFIC CORP.

Debt Securities

Preferred Stock

Common Stock

Warrants

1,500,000 Shares of

Common Stock Offered by

Selling Stockholders

This prospectus provides a general description of our debt securities, preferred stock, common stock and warrants that may be offered hereunder from time to time. Each time we sell securities hereunder, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

The aggregate initial offering price of all securities sold by Standard Pacific Corp. under this prospectus will not exceed $514,000,000. In addition, the selling stockholders named in this prospectus may sell up to 1,500,000 shares of our common stock.

The common stock of Standard Pacific Corp. is listed on the New York Stock Exchange and Pacific Stock Exchange under the symbol “SPF.”

Investing in our securities involves a high degree of risk. See “Risk Factors” contained in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 5, 2003.

Unless otherwise indicated or the context otherwise requires, the terms “we,” “us” and “our” refer to Standard Pacific Corp., a Delaware corporation, and its predecessors and consolidated subsidiaries.

We have not authorized anyone to give any information or make any representation about us that is different from or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information incorporated by reference herein is correct as of any time subsequent to the date of such information.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. The aggregate offering price of all securities that we may sell under this prospectus will not exceed $514,000,000. Such amount may be sold from time to time in any combination of the securities listed below. In addition either or both of the selling stockholders named in this prospectus may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 1,500,000 shares of our common stock.

The types of securities that we may offer and sell from time to time by this prospectus are:

•	our debt securities;

•	our preferred stock;

•	our common stock; and

•	warrants entitling the holders to purchase our common stock, preferred stock or debt securities.

We may sell these securities either separately or in units. We may issue debt securities convertible into shares of our common or preferred stock. The preferred stock issued may also be convertible into shares of our common stock or another series of preferred stock.

This prospectus provides a general description of the securities we may offer hereunder. If required, each time we sell securities hereunder, we will describe in a prospectus supplement, which we will deliver with this prospectus, specific information about the offering and the terms of the particular securities offered. In each prospectus supplement, we will include the following information:

•	the type and amount of securities that we propose to sell;

•	the amount of common stock that any selling stockholder proposes to sell;

•	the public offering price of the securities;

•	the names of any underwriters, agents or dealers through or to which the securities will be sold;

•	any compensation of those underwriters, agents or dealers;

•	information about any securities exchanges or automated quotation systems on which the securities will be listed or traded;

•	any risk factors applicable to the securities that we propose to sell; and

•	any other material information about the offering and sale of the securities.

In addition, the prospectus supplement may also add, update or change the information contained in this prospectus.

THE COMPANY

Our Business

We are a leading geographically diversified builder of high-quality single-family homes. We construct homes within a wide range of price and size targeting a broad range of homebuyers. We have operations in major metropolitan areas in California, Texas, Arizona, Colorado, Florida, and the Carolinas and have built homes for more than 53,000 families during our 37-year history. In California, we have over 37 years of operating experience and currently sell homes throughout Southern California and in the San Francisco Bay Area and Sacramento. We have been building homes in Texas for over 20 years, with established operations in Dallas and Austin. In 1998, we entered the Phoenix, Arizona market through the acquisition of an ongoing homebuilding operation and in 2000, we entered the Denver, Colorado market through the acquisition of The Writer Corporation. In 2002, we furthered our geographic diversification by entering the Florida and Carolina markets through the acquisition of three established homebuilders: Westbrooke Homes in South Florida, Colony Homes in Orlando and Westfield Homes in Tampa, Southwest Florida and the Carolinas. We also provide mortgage financing and title services to our homebuyers through our subsidiaries and joint ventures: Family Lending Services, SPH Mortgage, WRT Financial, Westfield Home Mortgage, Universal Land Title of South Florida and SPH Title.

Standard Pacific Corp. was incorporated in the State of Delaware in 1991. Through our predecessors, we commenced homebuilding operations in 1966 with a single tract of land in Orange County, California.

Our principal executive offices are located at 15326 Alton Parkway, Irvine, California 92618, and our telephone number is (949) 789-1600.

USE OF PROCEEDS

Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds we receive from the sale of the securities offered by this prospectus for general corporate purposes, which may include the acquisition, development and construction of new residential properties, the acquisition of companies or operations in homebuilding and related businesses, or the repayment of existing indebtedness. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges(1)	3.4x	3.3x	4.2x	4.6x	4.9x	4.1x	3.7x

•	(1) Ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” means net income (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest expense, (c) expensing of previously capitalized interest included in costs of sales, (d) interest portion of rent expense, (e) income from unconsolidated joint ventures, (f) discontinued operations and (g) an extraordinary charge from early extinguishment of debt of $1.3 million, net of taxes, in 1998. For this purpose, “fixed charges” means homebuilding interest incurred, whether expensed or capitalized, and the interest portion of rent expense.

DESCRIPTION OF SECURITIES

The following is a general description of the terms and provisions of the securities we may offer and sell by this prospectus. These summaries are not meant to be complete. This prospectus and the applicable prospectus supplement will contain the material terms and conditions of each security. The prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. Our certificate of incorporation, as amended to date, does not authorize any other classes of capital stock.

Common Stock

We have one existing class of common stock. Holders of shares of our existing common stock are entitled to one vote per share on all matters to be voted upon by our stockholders and may not cumulate votes for the election of directors.

The holders of shares of our existing common stock are entitled to receive ratably dividends as may be declared from time to time by our board of directors out of funds legally available for dividend payments, subject to any dividend preferences of any holders of any other series of common stock and preferred stock. In the event of our liquidation, dissolution or winding up, after full payment of all liabilities and liquidation preferences of any other series of common stock and any preferred stock, the holders of shares of our existing common stock are entitled to share ratably in all remaining assets. Our existing common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares of our existing common stock.

Our certificate of incorporation authorizes our board of directors to issue new series of common stock without stockholder approval. Subject to Delaware corporation law, our board of directors may:

•	fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, of any new series of common stock;

•	fix the qualifications, limitations, or restrictions of any new series of common stock, including, without limitation, dividend rights and whether dividends are cumulative;

•	fix the conversion rights, if any, voting rights, including the number of votes, if any, per share, as well as the number of members, if any, of the board or the percentage of members, if any, of the board each class or series of common stock may be entitled to elect;

•	fix the rights and terms of redemption, including sinking fund provisions, if any, redemption price and liquidation preferences of any wholly unissued series of common stock;

•	fix the number of shares constituting any series and the designations of each series; and

•	increase or decrease the number of shares of any series of common stock if not below the number of shares of such series then outstanding.

Our board of directors has no power to alter the rights of any outstanding shares of our common stock. Although we currently do not intend to do so, our board, without stockholder approval, may issue a new series of common stock with rights that could negatively affect the voting power or other rights of our existing common stockholders.

Our common stock is listed on the New York Stock Exchange and Pacific Stock Exchange under the symbol “SPF”. Mellon Investor Services LLC is the Transfer Agent and Registrar for our common stock.

Preferred Stock

At the date of this prospectus, no shares of our preferred stock are outstanding. Our board of directors may, without stockholder approval, issue up to 10,000,000 shares of preferred stock in one or more series and, subject to Delaware corporation law, may:

•	fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, of any series of preferred stock;

•	fix the qualifications, limitations, or restrictions thereof, including, without limitation, dividend rights and whether dividends are cumulative;

•	fix the conversion rights, if any, voting rights, including the number of votes, if any, per share, as well as the number of members, if any, of the board or the percentage of members, if any, of the board each class or series of preferred stock may be entitled to elect;

•	fix the rights and terms of redemption, including sinking fund provisions, if any, redemption price and liquidation preferences of any wholly unissued series of preferred stock;

•	fix the number of shares constituting any series and the designations of each series; and

•	increase or decrease the number of shares of any series of preferred stock if not below the number of shares of the series then outstanding.

Our board of directors has no power to alter the rights of any outstanding shares of our preferred stock. Although we currently do not intend to do so, our board may issue shares of preferred stock with voting and conversion rights which could negatively affect the voting power or other rights of our common stockholders, and the board could take that action without stockholder approval.

Effect of New Issuance

If the board were to issue a new series of common stock or preferred stock, the issuance of such shares could:

•	decrease the amount of earnings and assets available for distribution to existing common stockholders;

•	make removal of the present management more difficult;

•	result in restrictions upon the payment of dividends and other distributions to the existing common stockholders;

•	delay or prevent a change in control of our company; and

•	limit the price that investors are willing to pay in the future for our existing common stock.

Stockholders Rights Agreement

In December 2001, we entered into a rights agreement pursuant to which our board of directors declared a dividend of one stock purchase right for each outstanding share of our common stock. Each share of our common stock subsequently issued by us (prior to the expiration of the rights agreement or distribution of the rights), including any shares sold pursuant to this prospectus, will likewise have attached a right. In this prospectus, unless the context requires otherwise, all references to our common stock include the accompanying rights.

Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, each full right, unless held by a person or group that beneficially owns more than 15% of our outstanding voting stock, will initially entitle the holder to purchase one one-hundredth of one share of our Series A Junior Participating Cumulative preferred stock, at an initial exercise price of $115, subject to adjustment. The rights will become exercisable only after a person or group has acquired, or publicly announced an intention to acquire, 15% or more of our outstanding voting stock. Under some circumstances, including the existence of a 15% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right’s then current exercise price, shares of our common stock having a market value equal to two times the exercise price. If we are acquired by another entity after a party acquires 15% or more of our voting stock, each holder of a right will be entitled to purchase shares of common stock of the acquiring entity having a market value of two times the right’s then current exercise price. The rights may be redeemed at a price of $0.001 until the earlier of ten days after a party acquires 15% or more of our voting stock or we are acquired. The rights will expire on December 31, 2011, unless earlier redeemed, exchanged or exercisable. The rights do not have voting or dividend rights, and until they become exercisable, do not have a dilutive effect on our earnings.

The terms of the rights are fully described in a rights agreement between EquiServe Trust Company, N.A., as rights agent, and us. Until the rights are distributed or expire, any certificates representing shares of common stock we sell pursuant to this prospectus will contain a notation incorporating the rights agreement by reference. You should refer to the rights agreement for a more detailed description of the terms and provisions of the rights. A copy of the rights agreement has been filed with and is publicly available at or from the Securities and Exchange Commission as described under the heading “Where You Can Find More Information” at page 16.

Our rights may make more difficult or discourage an acquisition of the company that is deemed undesirable by our board of directors by causing substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except for an acquisition offer conditioned upon the purchase or redemption of our rights.

Possible Anti-Takeover Effects of Delaware Law and Relevant Provisions of Our Certificate of Incorporation

In addition to our rights agreement, provisions of Delaware law and our certificate of incorporation and bylaws may make more difficult the acquisition of the company by tender offer, a proxy contest or otherwise or the removal of our officers and directors. For example:

•	Section 203 of the Delaware General Corporation Law prohibits certain publicly-held Delaware corporations from engaging in a business combination with an interested stockholder for a period of three years following the time such person became an interested stockholder unless the business combination is approved in a specified manner. Generally, an interested stockholder is a person who, together with its affiliates and associates, owns 15% or more of the corporation’s voting stock, or is affiliated with the corporation and owns or owned 15% of the corporation’s voting stock within three years before the business combination. In addition, our certificate of incorporation requires certain approvals for business combinations with a stockholder that owns or owned, within the three-year period prior to the determination time, 5% or more of our voting stock and certain of such stockholder’s affiliates and associates.

•	Our certificate of incorporation provides that our board of directors is divided into three classes, with staggered three-year terms. In addition, our certificate of incorporation provides that our directors may only be removed for cause upon approval of the stockholders. These provisions make it more difficult for our stockholders to replace our board of directors and for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for stockholders or another party to effect a change in management.

•	Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent without a meeting. Special meetings of stockholders may be called only by a majority of the members of our board of directors or by a committee thereof which has been duly provided the power and authority to call such meetings.

•	Our certificate of incorporation permits our board of directors to issue a new series of common stock or preferred stock with terms that may make an acquisition by a third party more difficult or less attractive.

•	Our bylaws provide time limitations for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholders’ meetings.

Additionally, our certificate and bylaws require the affirmative vote of the holders of at least a majority of our outstanding voting stock to amend the applicable provisions described above. Copies of our certificate of incorporation and bylaws, each as amended, have been filed with and are publicly available at or from the Securities and Exchange Commission as described under the heading “Where You Can Find More Information” at page 16.

DEBT SECURITIES

We may issue senior, senior subordinated or subordinated debt securities. Senior debt securities will be issued under a senior debt indenture, senior subordinated debt securities under a senior subordinated debt indenture and subordinated debt securities under a subordinated debt indenture. We have filed a senior debt securities indenture, a senior subordinated debt indenture, and the form of a subordinated debt indenture, as exhibits to the registration statement filed with the SEC, of which this prospectus is a part. The debt securities will be issued under the indentures filed, or under new indentures substantially in the form thereof to be entered into with a trustee chosen by us. The senior debt indenture, senior subordinated debt indenture and subordinated debt indenture are collectively referred to in this description as the “indentures.” References to an “indenture” below are references to the senior debt indenture, the senior subordinated debt indenture or the subordinated debt indenture, as applicable, under which a particular debt security is issued. The indentures are governed by the Trust Indenture Act. The indentures may be amended or supplemented from time to time. We will file any new indentures (which will be consistent with the forms filed) and any supplements or amendments to the indentures as exhibits to the registration statement filed with the SEC, of which this prospectus is a part. You may inspect the indentures and all amendments and supplements thereto at the office of the trustee, or as described under the heading “Where You Can Find More Information” at page 16. The prospectus supplement for each series of debt securities will state the name of the trustee for such series.

The following is a summary of the material provisions of the indentures. It does not restate the indentures entirely and is qualified by reference to the indentures and any supplements thereto. We urge you to read the indentures and any supplements thereto.

Terms of the Debt Securities

Our debt securities will be secured or unsecured obligations. We may issue them in one or more series. The indenture does not limit the aggregate amount of debt securities that may be issued under it. Authorizing resolutions or a supplemental indenture will set forth the specific terms of each series of debt securities. The prospectus supplement for each series of debt securities will describe:

•	the title of the debt securities, and whether the debt securities are senior, senior subordinated, or subordinated debt securities;

•	the aggregate principal amount of the debt securities and any limit on the aggregate principal amount of the series of debt securities;

•	the date or dates on which principal of the debt securities will be payable;

•	the rate or rates at which the debt securities will bear any interest, as well as the dates from which interest will accrue, the dates on which interest will be payable and the record date for the interest payable on any payment date;

•	the place or places where principal, and any premium and interest, on the debt securities will be payable and where the debt securities which are in registered form can be presented for registration of transfer or exchange; and the identification of any depositary or depositaries for any global debt securities;

•	any provisions regarding our right to redeem or purchase the debt securities or the right of holders to require us to redeem or purchase the debt securities;

•	any provisions requiring or permitting us to make payments to a sinking fund to be used to purchase or redeem the debt securities;

•	any restrictions upon our ability to incur additional debt;

•	the denominations in which the debt securities are issuable;

•	the currency or currencies in which principal and interest will be payable, if other than United States dollars;

•	any additions to, modifications of or deletions from the terms of the debt securities with respect to events of default or covenants or other provisions set forth in the indenture;

•	whether and upon what terms the debt securities may be defeased if different from the provisions set forth in the indenture;

•	the percentage of the principal amount at which debt securities will be issued and, if other than the full principal amount thereof, the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

•	the nature and terms of the security for any secured debt securities;

•	the specific terms and conditions, if any, upon which the debt securities may be subordinated to our other indebtedness;

•	the amount of our then outstanding debt, both secured and unsecured, that will rank senior to the debt securities, rank equal to the debt securities, and be subordinated to the debt securities;

•	any right of holders of the debt securities to convert them into our common or preferred stock and the terms of any such conversion; and

•	any other material terms of the debt securities, which may be in addition to or different from the terms set forth in the indenture and this prospectus.

Events of Default and Remedies

An event of default with respect to any series of debt securities will be defined in the indenture or applicable supplemental indenture as being:

•	our default in payment when due of the principal of or any premium on any of the debt securities of that series;

•	our default for 30 days in payment of any installment of interest on any debt security of that series;

•	default by us in the observance or performance of certain covenants in the indenture or applicable supplemental indenture relating to that series and, with respect to certain of those covenants, we have not cured such default after 60 days’ notice;

•	certain events involving our bankruptcy, insolvency or reorganization; and

•	any additional events of default set forth in the prospectus supplement applicable to that series of debt securities.

The trustee may withhold notice to the holders of any series of debt securities of any default, except a default in payment of principal or any premium or interest with respect to that series of debt securities, if the trustee considers it in the interest of the holders of the series of debt securities to do so.

If certain events involving bankruptcy, insolvency or reorganization occur, all amounts of principal and interest due to the holders of our debt securities will become immediately due and payable. If any other event of default has occurred and is continuing with respect to any series of debt securities, the trustee or the holders of not less than 25% in principal amount of that series of debt securities then outstanding may declare the principal of all the debt securities of that series to be due and payable immediately. However, the holders of a majority in principal amount of the debt securities of that series then outstanding by written notice to the trustee and to us may waive any event of default with respect to that series of debt securities, other than any continuing event of default in payment of principal or interest. Holders of a majority in principal amount of the then outstanding debt securities of any series may rescind an acceleration with respect to that series and its consequences, except an acceleration due to a default resulting from continuing nonpayment of principal or interest on that series, if the rescission would not conflict with any judgment or decree and if all existing events of default with respect to that series have been cured or waived.

The holders of a majority of the outstanding principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee with respect to that series, subject to limitations specified in the indenture or supplemental indenture.

Defeasance

We may terminate all our obligations under the indenture as they relate to any particular series of debt securities, other than the obligation to pay any interest on and the principal of the debt securities of that series and certain other obligations, at any time by:

•	depositing in trust with the trustee, under an irrevocable trust agreement, money or United States government obligations in an amount sufficient to pay principal of and any interest on the debt securities of that series to their maturity, and

•	complying with other conditions, including delivery to the trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

In addition, if there is a change in applicable tax law or we receive an appropriate Internal Revenue Service letter ruling, we may terminate all of our obligations under the indenture as they relate to any particular series of debt securities, including the obligations to pay any interest on and the principal of the debt securities of that series and certain other obligations, at any time by:

•	depositing in trust with the trustee, under an irrevocable trust agreement, money or United States government obligations in an amount sufficient to pay principal of and any interest on the debt securities of that series to their maturity, and

•	complying with other conditions, including delivery to the trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the date of the indenture.

Transfer and Exchange

A holder will be able to transfer or exchange debt securities only in accordance with the indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

Amendment, Supplement and Waiver

Without the consent of any holder, we and the trustee may amend or supplement the indenture or the debt securities to:

•	add covenants, agreements and obligations applicable to us for the benefit of the holders of any series of debt securities or to surrender any right or power conferred by the indenture upon us;

•	evidence the assumption by a successor corporation of our obligations under the indenture and any series of debt securities;

•	appoint a successor trustee with respect to any series of debt securities and to add to or change any provision of the indenture as is necessary to provide for or facilitate the administration of any trusts created pursuant to the indenture by more than one trustee;

•	establish the form or terms of any series of unissued debt securities;

•	provide that specific provisions of the indenture will not apply to a particular series of unissued debt securities;

•	provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	cure any ambiguity, omission, defect or inconsistency;

•	secure any series of debt securities; or

•	make any change that does not adversely affect the legal rights of any holder of debt securities.

With the exceptions discussed below, we and the trustee may amend or supplement the indenture or the debt securities of a particular series with the consent of the holders of at least a majority in principal amount of the affected series then outstanding. In addition, the holders of a majority in principal amount of the debt securities of that series then outstanding may waive any existing default under, or compliance with, any provision of the indenture relating to a particular series of debt securities, other than any continuing event of default in payment of interest or principal. These consents and waivers may be obtained in connection with a tender offer or exchange offer for debt securities.

Without the consent of each holder affected, we and the trustee may not:

•	reduce the amount of debt securities of any series whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest;

•	reduce the principal of or change the fixed maturity of any debt security or alter any provision with respect to redemptions or mandatory offers to repurchase debt securities;

•	make any debt security payable at a place or in money other than that stated in the debt security;

•	modify certain provisions of the indenture relating to waivers that require the consent of holders;

•	modify the rights of holders to receive payment of principal and interest with respect to any debt security or to bring suit to enforce such payment;

•	adversely modify the ranking or priority of the debt securities; or

•	waive a continuing default in the payment of principal of or interest on the debt securities.

The right of any holder to participate in any consent required or sought pursuant to any provision of the indenture, and our obligation to obtain any consent otherwise required from that holder, may be subject to the requirement that the holder shall have been the holder of record of any debt securities with respect to which the consent is required or sought as of a date identified by the trustee in a notice furnished to holders in accordance with the indenture.

Book-Entry, Delivery and Form

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be issued in book-entry-form and will be represented by one or more notes in registered global form. The global notes will be deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC. DTC will maintain the notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities.

Under the terms of the indenture, we and the trustee may treat the persons in whose names any notes, including the global notes, are registered as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever. Therefore so long as DTC or its nominee is the registered owner of the global notes, DTC or such nominee will be considered the sole holder of outstanding notes under the indenture. We or the trustee may give effect to any written certification, proxy or other authorization furnished by DTC or its nominee.

A global note may not be transferred except as a whole by DTC, its successors or their respective nominees. Interests of beneficial owners in the global note may be transferred or exchanged for definitive securities in accordance with the rules and procedures of DTC. In addition, a global note may be exchangeable for notes in definitive form if:

•	DTC notifies us that it is unwilling or unable to continue as a depositary and we do not appoint a successor within 90 days;

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture; or

•	an event of default has occurred and is continuing and we have received a request to issue definitive securities.

In each instance, upon surrender by DTC or its nominee of the global note, notes in definitive form will be issued to each person that DTC or its nominee identifies as being the beneficial owner of the related notes.

Under the indenture, the holder of any global note may grant proxies and otherwise authorize any person, including its participants and persons who may hold interests through DTC participants, to take any action which a holder is entitled to take under the indenture.

Concerning the Trustee

In case an event of default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. The trustee may refuse to perform any duty or exercise any right or power under the indenture, including proceeding to enforce a lien in an event of default, unless it receives indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The laws of the State of New York will govern the indenture and the debt securities.

WARRANTS

We may issue warrants for the purchase of our debt securities, preferred stock, common stock or units of two or more of these types of securities. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from these securities. Each series of warrants will be issued under a separate warrant agreement. We will distribute a prospectus supplement with regard to each issue or series of warrants. Each such prospectus supplement will describe:

•	the title of the warrants;

•	the aggregate number of warrants to be issued and currently outstanding, if any;

•	the price or prices at which the warrants will be issued;

•	the number or principal amount of securities purchasable upon exercise of the warrants and the exercise price of each warrant;

•	the procedures and conditions relating to the exercise of the warrants including:

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	the maximum or minimum number of the warrants which may be exercised at any time; and

•	any limitations relating to the exchange and exercise of such warrants;

•	in the case of warrants to purchase our preferred or common stock, any provisions for adjustment of the number or amount of shares of our preferred or common stock receivable upon exercise of the warrants or the exercise price of the warrants;

•	in the case of warrants to purchase preferred stock, the designation, stated value and terms, such as liquidation, dividend, conversion and voting rights, of the series of preferred stock purchasable upon exercise of the warrants;

•	if applicable, the number of warrants issued with each share of our preferred or common stock or debt securities, and the date on and after which the warrants and the related securities will be separately transferable;

•	if applicable, a discussion of any material federal income tax considerations; and

•	any other material terms of such warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase the securities, at the exercise price as shall be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchased upon such exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of the securities purchasable upon exercise, including:

•	in the case of warrants for the purchase of debt securities, the right to receive payments of principal of, or any premium or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of warrants for the purchase of preferred or common stock, the right to vote or to receive any payments of dividends on the preferred or common stock purchasable upon exercise.

Certificates for warrants to purchase securities will be exchangeable for new warrant certificates of different denominations.

SELLING SECURITY HOLDERS

Either or both of the stockholders named below may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 1,500,000 shares of our common stock. Each of the potential selling stockholders is a former director of Standard Pacific Corp. The following table sets forth, as of May 29, 2003, the number of shares of our common stock that each stockholder beneficially owns. The term “selling stockholder” includes each holder listed below and any transferees, pledgees, donees or other successors-in-interest receiving shares from the holder listed below after the date of this prospectus as a gift, pledge or other non-sale related transfer. The selling stockholders may sell, transfer or otherwise dispose of some or all of their shares of common stock in transactions exempt from the registration requirements of the Securities Act. In addition, any or all of the 1,500,000 shares of common stock registered hereunder for sale by the selling stockholders may be offered for sale by either or both of the selling stockholders, to the extent a selling stockholder owns a sufficient number of shares. Accordingly, the number of shares of common stock that will be held by the selling stockholders upon consummation of any sale hereunder is subject to change. This table is based on information supplied to us by the selling stockholders.

	Beneficial Ownership Prior to Offering			Beneficial Ownership if all Shares Being Registered are Sold
Name of Beneficial Owner	Number of Shares	Percent of Class(1)	Number of Shares Being Registered	Number of Shares	Percent of Class(1)
Arthur E. Svendsen(2)	2,300,000	7.1%	1,000,000	1,300,000	4.0%
Donald H. Spengler(3)	553,935	1.7%	500,000	53,935	*

*	Less than 1%.
(1)	The applicable percentage of ownership for each selling stockholder is based on 32,418,732 shares of Standard Pacific Corp. common stock issued and outstanding as of May 29, 2003, together with all stock options currently exercisable or exercisable within 60 days after May 29, 2003, if any, for such selling stockholder.
(2)	Mr. Arthur Svendsen was a director and Chairman of the Board of Standard Pacific Corp. (including its predecessors) from 1961 until he retired in May 2001. Mr. Svendsen also served as our Chief Executive Officer from 1961 until December 1999. Mr. Svendsen was appointed Chairman Emeritus of Standard Pacific Corp. effective as of May 16, 2001. The share number does not include 30,000 shares held beneficially and of record by Martha Ann Svendsen, Mr. Svendsen’s wife. Mr. Svendsen disclaims beneficial ownership of the shares held by his wife.
(3)	Mr. Donald Spengler was a director of Standard Pacific Corp. (including its predecessors) from 1962 until he retired in May 2000. The shares are jointly held with Winifred Ann Spengler, Mr. Spengler’s wife.

If required, information regarding the sale of shares of common stock to be sold by each selling stockholder hereunder, including the number of shares to be sold, will be set forth in one or more prospectus supplements.

PLAN OF DISTRIBUTION

The securities that may be offered by this prospectus may be sold:

•	through agents;

•	to or through underwriters;

•	to or through broker-dealers (acting as agent or principal);

•	directly to purchasers, through a specific bidding or auction process or otherwise; or

•	through a combination of any such methods of sale.

Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or the selling stockholders, from the purchasers of the securities or from both the sellers and the purchasers. The compensation received may be in excess of customary discounts, concessions or commissions. The selling stockholders, and any underwriters, dealers, agents or other investors participating in the distribution of the securities may be deemed to be “underwriters,” as that term is defined in the Securities Act, and compensation and profits received by them on sale of the securities may be deemed to be underwriting commissions, as that term is defined in the rules promulgated under the Securities Act.

Each time the securities are offered by this prospectus, the prospectus supplement, if required, will set forth:

•	the name of any underwriter, dealer or agent involved in the offer and sale of the securities;

•	the terms of the offering;

•	any discounts concessions or commissions and other items constituting compensation received by the underwriters, broker-dealers or agents;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any securities exchanges on which the securities may be listed; and

•	the anticipated date of delivery of the securities.

The securities may be sold at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The distribution of securities may be effected from time to time in one or more transactions, by means of one or more of the following transactions, which may include crosses or block trades:

•	exchange offers or other transactions on the New York Stock Exchange or any other organized market where the securities may be traded;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through put or call option transactions relating to the securities;
•	under delayed delivery contracts or other contractual commitments; or

•	a combination of such methods of sale.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. This prospectus and the prospectus supplement will be used by the underwriters to resell the securities.

To comply with the securities laws of certain states, if applicable, the securities offered by this prospectus will be offered and sold in those states only through registered or licensed brokers or dealers.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us or the selling stockholders to indemnification by us or the selling stockholders against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us or the selling stockholders to payments they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their respective affiliates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Our common stock is listed on the New York Stock Exchange and Pacific Exchange. Unless otherwise specified in the applicable prospectus supplement, each other class or series of securities issued will be a new issue with no established trading market. We may elect to list any other class or series of securities on any exchange, but we are not currently obligated to do so. It is possible that one or more underwriters, if any, may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

We may permit the selling stockholders named herein, or their pledgees or donees, to sell our common stock pursuant to this prospectus. The selling stockholders may only sell pursuant to this prospectus with our consent, which consent may be withheld in our sole discretion. If the selling stockholders sell common stock pursuant to this prospectus, a prospectus supplement will set forth information required by the SEC rules and regulations regarding the selling stockholders. These transactions may involve transfer of the securities upon exercise or settlement of put or call options, or delivery of the securities to replace securities that were previously borrowed from another security holder or a combination of such methods. Selling stockholders may also resell all or a portion of their securities in reliance upon Rule 144 under the Securities Act provided they meet the criteria and conform to the requirements of that rule. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their common stock.

Certain persons participating in the offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC registering the securities that may be offered and sold hereunder. The registration statement, including the exhibits and schedules, contains additional relevant information about us and these securities that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus. A copy of the registration statement can be obtained at the address set forth below. You should read the registration statement for further information about us and these securities.

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

Room 1200

450 Fifth Street, N.W.

Washington, D.C. 20549

You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Standard Pacific Corp., who file electronically with the SEC. The address of that web site is www.sec.gov.

In addition, our common stock is listed on the New York Stock Exchange and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	our Current Reports on Form 8-K filed March 7, 2003 and May 13, 2003;

•	the description of our common stock contained in our Registration Statement on Form 8-B (File No. 1-10959), filed December 17, 1991, and any amendments or reports filed for the purpose of updating that description; and

•	the description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A (File No. 1-10959), filed December 28, 2001, and any amendments or reports filed for the purpose of updating that description.

We also incorporate by reference all documents that we file with the SEC after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the sale of all securities registered hereunder or termination of the registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in the applicable prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Clay A. Halvorsen, Secretary

Standard Pacific Corp.

15326 Alton Parkway

Irvine, California 92618

Telephone: (949) 789-1600

Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

EXPERTS

Ernst & Young LLP, our independent auditors, have audited our consolidated financial statements as of December 31, 2002 and for the year then ended included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Our financial statements as of and for the years ended December 31, 2000 and 2001 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. In June 2002, we replaced Andersen with Ernst & Young as our auditors for fiscal year 2002. After reasonable efforts, we have been unable to obtain Andersen’s consent to the incorporation by reference into this prospectus of Andersen’s report with respect to our consolidated financial statements as of and for the years ended December 31, 2000 and 2001. Under these circumstances, Rule 437a under the Securities Act permits us to file the registration statement of which this prospectus is a part without a written consent from Andersen. The absence of such consent may limit recovery by investors on certain claims. In particular, and without limitation, investors will not be able to assert claims against Andersen under Section 11 of the Securities Act. In addition, the ability of Andersen to satisfy any claims (including claims arising from Andersen’s provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Andersen.

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP of Los Angeles, California will issue an opinion with respect to the validity of the securities to be offered and sold by this prospectus. Robert K. Montgomery, a partner of Gibson, Dunn & Crutcher LLP, and members of his family hold approximately 25,000 shares of our common stock on the date of this prospectus. If counsel for any underwriters passes on legal matters in connection with an offering of the securities described in this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

1,000,000 Shares

Standard Pacific Corp.

Common Stock

PROSPECTUS SUPPLEMENT

November 24, 2003

Deutsche Bank Securities